Exhibit 99.1

Hexindai Joins Nandu Finance Digital Union to Aid Transformation of China Financial Services Industry

BEIJING, June 20, 2018 — Hexindai Inc. (NASDAQ: HX) (“Hexindai” or the “Company”), a fast-growing consumer lending marketplace in China, today announced that it has been officially accepted as a member of the Nandu Finance Digital Union(the “Union”) on June 11, 2018, in recognition of the Company’s industry position, strong regulatory compliance, technology innovation and corporate social responsibility.

Launched in April 2018 by the Nanfang Metropolis Daily and the Nandu Finance Institute, the Union aims to establish an industry communications platform for regulators, industry players and consumers.

The Union explores the latest trends in new finance, and supports the rapid growth of financial technology in order to drive the digital transformation of China’s financial services industry. The Union provides a platform for members to share their latest industry insights and technological know-how with other fintech business leaders.

Industry leaders such as Ant Financial, JD Finance, WeBank and Du Xiaoman Financial, were the Union’s first batch of members. In May 2018, the Union started its first open membership application. Out of about 100 applicants, Hexindai was one of eight companies approved to join the Union.

The Union is very selective in its membership application process with strict standards. Evaluation for membership is based on operational scale, industry position, fintech capabilities, compliance with government regulations, growth potential and corporate social responsibility.

“We are extremely proud to be accepted into the Union,” said Mr. Xinming Zhou, Chief Executive Officer of Hexindai. “We would like to leverage this great platform to share our experience and jointly tap the tremendous growth opportunities in new and digital finance in China.”

About Hexindai Inc.

Hexindai Inc. (NASDAQ: HX) (“Hexindai” or the “Company”) is a fast-growing consumer lending marketplace based in Beijing, China facilitating loans to meet the increasing consumption demand of the emerging middle class in China. Hexindai provides borrowers with convenient and ready access to credit through its online marketplace. The Company offers borrowers a wide range of products designed based on customer segmentation data and tailored to the specific needs of the emerging middle class in China by matching them with investors seeking various types of investment products with appropriate risk levels and risk-adjusted returns. Hexindai’s strong online and offline user acquisition capabilities combined with an online platform with extensive offline networks, an advanced risk management system, and strong strategic cooperative relationships with a custodian bank and an insurance company to safeguard investments, allows the Company to generate higher customer satisfaction, reliance, and realize faster growth in China.

For investor inquiries, please contact:

Hexindai

Ms. Daisy Wang

Tel: +86 10 5370 9902 ext. 849

Email: ir@hexindai.com

ICR Inc.

Edmond Lococo,

Tel: +86 10 6583-7510

Email: Edmond.Lococo@icrinc.com